Filed pursuant to Rule 424(b)(3)
Registration No. 333-142586

[OTELCO LOGO]

SUPPLEMENT NO. 1 DATED JULY 2, 2007
TO THE PROSPECTUS DATED JUNE 29, 2007

     This document supplements, and should be read in conjunction with, the Prospectus of Otelco Inc. dated June 29, 2007. The purpose of this Supplement is to correct a typographical error in the Prospectus.

     Footnote 1 to the table on the front cover page of the Prospectus is revised to read as follows: “(1) The price per IDS is comprised of $11.68 allocated to each share of Class A common stock and $8.11 allocated to each senior subordinated note, plus $0.01 representing accrued interest from June 30, 2007.”